New York Life Insurance Company
51 Madison Avenue New York, NY 10010
212-576-5522 Fax: 212-576-3966
E-Mail:charles_f_furtado@newyorklife.com
www.newyorklife.com
Charles F. Furtado, Jr.
Assistant General Counsel
VIA EDGAR AND UPS
December 13, 2011
Patrick Scott, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mailstop 4644
Washington, D.C. 20549-4644

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”) Variable Universal Life Separate Account — I (the “Registrant”) Post-Effective Amendment No. 5 to the Registration Statement on Form N-6 for New York Life Variable Universal Life Accumulator and New York Life Survivorship Variable Universal Life Accumulator Insurance Policies (the “Policies”) File Nos.: 811-07798/333-147707
Dear Mr. Scott:
     This letter sets forth responses to the comments by the Staff of the Division of Investment Management (the “Staff”) that we received via telephone, relating to Post-Effective Amendment No. 5 (the “Amendment”) to the Registration Statement on Form N-6 (File No. 333-147707) (the “Registration Statement”) that was filed by NYLIAC on behalf of the Registrant, with the U.S. Securities and Exchange Commission (the “Commission”) on October 19, 2011 under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940. For convenience, this letter uses the same defined terms used in the prospectus for the Policies contained in the Registration Statement (the “Prospectus”).
     Registrant filed the Amendment pursuant to Rule 485(a)(1) of the 1933 Act to:
•	revise the Prospectus through a supplement to describe the new Guaranteed Minimum Accumulation Benefit Rider (the “GMAB Rider”); and

•	revise the Statement of Additional Information to provide disclosure on the GMAB Rider.

     The Registrant’s responses to the Staff’s comments on the Amendment are provided below:
1.	In response to the Staff’s comment as to when the changes outlined in the supplement will be fully included into the Prospectus, the Registrant intends to incorporate these changes in a prospectus filed by post-effective amendment that will become effective on May 1, 2012, pursuant to Rule 485(b) of the 1933 Act.

2.	In response to the Staff’s request for an explanation of the period between effectiveness of the Amendment and the actual availability of the GMAB Rider to new policyholders, the Registrant notes that this delay is occasioned by system updates that are required in order to sell, service, and illustrate the GMAB Rider to new policyholders. As NYLIAC updates its systems quarterly, the proposed sale date of February 21, 2012 is the earliest date that the Registrant can offer the Policies with the GMAB Rider after the proposed effectiveness date. Finally, the Registrant calls the Staff’s attention to a change in the proposed sales date of the GMAB Rider from February 20, 2011 to February 21, 2011.

3.	In response to the Staff’s request for a confirmation that any policy exchange under the Insurance Exchange Rider (“IER”) will not result in a new Contingent Deferred Sales Charge (“CDSC”) schedule, the Registrant calls the Staff’s attention to the Statement of Additional Information for the Policies, which states that, although “new cost of insurance rates, premium payments and charges will be based on the new insured’s age, gender, and risk classification at the time the exchange occurs...surrender charges on the new policy will be measured from the Policy Date of the original policy.” (Emphasis added.) Hence, if an owner in Policy Year 8 uses the IER to exchange an original policy for one on a new Insured, although the owner will be subject to the CDSCs under the new policy (which may be higher or lower), the Surrender Charge period does not begin again under the new policy, but rather picks up at the same point in time (i.e., Policy Year 8) as under the original policy.

4.	In response to the Staff’s comment that the proposed supplement contain a cross-reference to the investment restrictions in Appendix B, the Registrant respectfully calls the Staff’s attention to the eleventh and twelfth sentences in the sub-section on “Rider Eligibility and Investment Restrictions” (Section XII of the supplement). Specifically, the disclosure notes, “See Appendix B for the investment divisions offered with the GMAB Flexibility Classes. Appendix B also details the allocation parameters required by, or the asset allocation fund(s) offered in connection with, specific GMAB Flexibility Classes.” The Registrant will bold this disclosure to make the existing cross-reference more prominent.

5.	In response to the Staff’s comment, we recognize that the Registrant and its management are responsible for the accuracy and adequacy of the disclosures made in the Registration Statement. The Registrant acknowledges that: the Commission is not foreclosed from taking any action once the filing is declared effective; the declaration of effectiveness does not relieve the Registrant of its full responsibility to provide adequate and accurate disclosure in the filing; and the Registrant may not assert the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant also acknowledges that the Division of Enforcement has access to all information it provides to the Staff in connection with the filing of the Registration Statement or in connection with this response to the Staff’s comments. The Registrant further confirms that those requesting effectiveness are aware of their respective responsibilities.
* * * * *
     Please note that the Registrant will shortly file Post-Effective Amendment No. 6 to the Registration Statement pursuant to Rule 485(b) of the 1933 Act for the sole purpose of designating a new effectiveness date for the Amendment. The new effectiveness date is December 22, 2011.
     We appreciate your review of our responses to your comments and our proposed revisions to the Amendment. If you agree that our proposed revisions are adequate, the Registrant plans to file Post-Effective Amendment No. 7 to the Registration Statement pursuant to Rule 485(b) of the 1933 Act to consolidate the changes contained in the Amendment (as herein revised) with other non-material changes to the Registration Statement and the Prospectus and Statement of Additional Information contained therein on December 22, 2011.
     If you have any questions regarding this letter, please do not hesitate to call me at (212) 576-5522 or e-mail me at charles_f_furtado@newyorklife.com.

Sincerely, Charles F. Furtado, Jr. Assistant General Counsel

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